UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)*
ECHOSTAR CORPORATION
(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

278768 106
(CUSIP Number)

 Dean A. Manson
Executive Vice President, General Counsel and Secretary
 EchoStar Corporation
 100 Inverness Terrace E.
 Englewood, Colorado 80112
 (303) 706-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 19, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

William R. Gouger

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.           SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 4,973,488 SHARES (1)
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 4,973,488 SHARES (1)
10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 4,973,488

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 9.3% (2)

14.	TYPE OF REPORTING PERSON IN

(1) Includes shares of Class A Common Stock, $0.001 par value per share (“Class A Common Stock”) and Class B Common Stock, $0.001 par value per share (“Class B Common Stock”) of EchoStar Corporation (“EchoStar”). The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. Consists of: (i) 28 shares of Class A Common Stock beneficially owned directly by Mr. Gouger; (ii) 1,450 shares of Class A Common Stock beneficially owned indirectly by Mr.

Gouger in the DISH Network Corporation (“DISH Network”) 401(k) Employee Savings Plan (the “DISH Network 401(k) Plan”); (iii) 824 shares of Class A Common Stock held by a trust beneficially owned by Mr. Gouger solely by virtue of his position as trustee; (iv) 1,640 shares of Class A Common Stock beneficially owned by Mr. Gouger solely by virtue of his position as the sole member of the investment committee (with sole voting and dispositive power) of Centennial Fiduciary Management LLC (“Centennial”), which serves as trustee of certain trusts established by Mr. Charles W. Ergen for the benefit of his family; and (v) 4,969,546 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by the Ergen Three-Year 2015 SATS GRAT (the “2015 GRAT”), a grantor retained annuity trust established by Mr. Charles W. Ergen for the benefit of his family, which is beneficially owned by Mr. Gouger solely by virtue of his position as trustee (with sole voting and dispositive power, except as set forth in Item 6 below).

There is no arrangement or agreement between any of the trusts identified in clauses (iii) through (v) above to vote or dispose of any shares of EchoStar. Mr. Gouger exercises voting and dispositive power with respect to each of the trusts referenced above independently and in accordance with his fiduciary responsibilities to the respective beneficiaries of each such trust independently. Solely by virtue of his position as the sole member of the investment committee of Centennial, which serves as trustee, Mr. Gouger exercises voting and dispositive power on behalf of Centennial with respect to each family trust independently and in accordance with Centennial's fiduciary responsibilities to the beneficiaries of such family trusts.

(2) Based on 48,475,591 shares of Class A Common Stock outstanding on July 18, 2018 and assuming conversion of only the shares of Class B Common Stock beneficially owned by Mr. Gouger into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mr. Gouger may be deemed to beneficially own would be approximately 5.2%. Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Gouger may be deemed to beneficially own equity securities of EchoStar representing approximately 9.5% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Centennial Fiduciary Management LLC

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.           SEC Use Only

4.	SOURCE OF FUNDS
OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 1,640 SHARES (1)
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 1,640 SHARES (1)
10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
1,640

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 0.0%

14.	TYPE OF REPORTING PERSON
OO

(1) All of the shares beneficially owned by Centennial are shares of Class A Common Stock.

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Ergen 2010 Family Wyoming Trust

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.           SEC Use Only

4.	SOURCE OF FUNDS
OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER
10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 0.0%

14.	TYPE OF REPORTING PERSON
OO

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Ergen Three-Year 2015 SATS GRAT

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.           SEC Use Only

4.	SOURCE OF FUNDS
OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 4,969,546 SHARES (1)
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 4,969,546 SHARES (1)
10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
4,969,546

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 9.3% (2)

14.	TYPE OF REPORTING PERSON
OO

(1) All of the shares beneficially held by the 2015 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 48,475,591 shares of Class A Common Stock outstanding on July 18, 2018 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2015 GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2015 GRAT may be deemed to beneficially own would be approximately 5.2%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2015 GRAT may be deemed to beneficially own equity securities of EchoStar representing approximately 9.5% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock).

ITEM 2. Identity and Background.

Item 2 is amended and restated as follows:

This statement is being filed jointly by: (a) William R. Gouger; (b) Centennial; (c) the 2010 Family Trust; and (d) the 2015 GRAT; who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. Gouger, Centennial, the 2010 Family Trust, and the 2015 GRAT.

(A) William R. Gouger

Mr. Gouger’s principal occupation is owner and manager of SC Management, LLC, whose principal business is to provide management services, including, tax and estate planning services. His address is 5701 S. Santa Fe Drive, Littleton, Colorado 80123. Mr. Gouger has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gouger is a citizen of the United States.

(B) Centennial

Centennial is organized under the laws of the State of Wyoming and its principal business is to serve as trustee for certain trusts established by Charles W. Ergen for the benefit of his family. Its address is 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001. Centennial has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of certain trusts established by Charles W. Ergen for the benefit of his family, Centennial is vested with sole voting and dispositive power over the 1,640 shares of Class A Common Stock held by such trusts. The investment committee of the board of directors of Centennial is vested with the sole authority to authorize or direct investment decisions with respect to the assets held by each respective trust for which Centennial acts as trustee, including, without limitation, any and all decisions relating to the voting or disposition of all securities. Mr. Gouger currently is the sole member of such investment committee and thereby exercises sole voting and dispositive power over any securities held by such trusts.

The sole member of Centennial is Centennial Purpose Trust, a trust organized under the laws of the State of Wyoming, and its principal business is to hold the membership interests in Centennial. Its address is 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001. Centennial Purpose Trust has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Charles W. Ergen, Cantey M. Ergen and Mr. Gouger currently serve as directors of Centennial. Mr. Ergen, Mrs. Ergen, and Mr. Gouger currently serve as the President, the Vice-President, and the Treasurer and Secretary, of Centennial, respectively.

Mr. Ergen’s principal occupation is Chairman of each of EchoStar and DISH Network, and his principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mr. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.

Mrs. Ergen is a Senior Advisor and member of the Board of Directors of DISH Network and her principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mrs. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Ergen is a citizen of the United States.

(C) 2010 Family Trust

The 2010 Family Trust is organized under the laws of the State of Wyoming and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Centennial Fiduciary Management LLC, as Trustee, at 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001. The 2010 Family Trust

has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(D) 2015 GRAT

The 2015 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o William R. Gouger, as Trustee, at 5701 S. Santa Fe Drive, Littleton, Colorado 80123. The 2015 GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2015 GRAT, Mr. Gouger is vested with sole voting and dispositive power over the 4,969,546 shares of Class B Common Stock held by the 2015 GRAT, except as set forth in Item 6 below.

ITEM 3. Source and Amount of Funds and Other Consideration

Item 3 is amended and supplemented as follows:

On July 19, 2018, certain trusts established by Mr. Ergen for the benefit of his family, including the 2010 Family Trust (the “Contributing Trusts”), contributed 4,808,205 shares of Class B Common Stock (including all 3,560,833 shares of Class B Common Stock held by the 2010 Family Trust) to Telluray Holdings, LLC (“Telluray Holdings”) in exchange for membership units in Telluray Holdings. Also on July 19, 2018, Mr. Ergen, for estate planning purposes, contributed 8,000,000 shares of Class B Common Stock to Telluray Holdings in exchange for membership units in Telluray Holdings. Shares of Class B Common Stock may be exchanged for shares of Class A Common Stock on a one-for-one basis at any time. Mr. Ergen and the Contributing Trusts are the members of Telluray Holdings. Mr. Ergen and Mrs. Ergen are the managers of Telluray Holdings. As a manager of Telluray Holdings, Mrs. Ergen has sole voting power over the shares of Class B Common Stock held by Telluray Holdings. As managers of Telluray Holdings, Mr. Ergen and Mrs. Ergen share dispositive power over the shares of Class B Common Stock held by Telluray Holdings.

The Reporting Persons may from time to time acquire shares of Class A Common Stock for investment purposes. Such Class A Common Stock may be acquired with personal funds or funds borrowed by the Reporting Persons.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

As described in Item 3 above, on July 19, 2018, the Contributing Trusts contributed 4,808,205 shares of Class B Common Stock (including all 3,560,833 shares of Class B Common Stock held by the 2010 Family Trust) to Telluray Holdings in exchange for membership units in Telluray Holdings. Also on July 19, 2018, Mr. Ergen, for estate planning purposes, contributed 8,000,000 shares of Class B Common Stock to Telluray Holdings in exchange for membership units in Telluray Holdings. Shares of Class B Common Stock may be exchanged for shares of Class A Common Stock on a one-for-one basis at any time. Mr. Ergen and the Contributing Trusts are the members of Telluray Holdings. Mr. Ergen and Mrs. Ergen are the managers of Telluray Holdings. As a manager of Telluray Holdings, Mrs. Ergen has sole voting power over the shares of Class B Common Stock held by Telluray Holdings. As managers of Telluray Holdings, Mr. Ergen and Mrs. Ergen share dispositive power over the shares of Class B Common Stock held by Telluray Holdings.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

                (a) This filing is for the cumulative share holdings of an affiliated group as of the close of business on July 19, 2018. See Items 11 and 13 of the cover pages to this Amendment No. 14 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.

Mr. Ergen may be deemed to beneficially own 45,034,470 shares of Class A Common Stock, including 42,717,493 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock beneficially owned by Mr. Ergen. Based on 48,475,591 shares of Class A Common Stock outstanding on July 18, 2018 and assuming the conversion of only the shares of Class B Common Stock beneficially owned by Mr. Ergen into Class A Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable as of, or may become exercisable within 60 days after, July 19, 2018, the percentage of the Class A Common Stock that Mr. Ergen may be deemed to beneficially own would be approximately 48.5%. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable as of, or may become exercisable within 60 days after, July 19, 2018, the percentage of the Class A Common Stock that Mr. Ergen may be deemed to beneficially own would be approximately 46.1%. Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Ergen may be deemed to beneficially own equity securities of EchoStar representing approximately 81.5% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable as of, or may become exercisable within 60 days, after July 19, 2018). Mr. Ergen’s beneficial ownership of shares of Class A Common Stock excludes 1,640 shares of Class A Common Stock and 4,969,546 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by the 2015 GRAT.

Mrs. Ergen may be deemed to beneficially own all of the shares of Class A Common Stock owned by her spouse, Mr. Ergen, except for 1,600,000 shares of Class A Stock subject to employee stock options that are either currently exercisable as of, or may become exercisable within 60 days after, July 19, 2018. Based on 48,475,591 shares of Class A Common Stock outstanding on July 18, 2018, and assuming the conversion of only the shares of Class B Common Stock beneficially owned by Mrs. Ergen into Class A Common Stock, the percentage of the Class A Common Stock that Mrs. Ergen may be deemed to beneficially own would be approximately 47.6%. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mrs. Ergen may be deemed to beneficially own would be approximately 45.2%. Because each share of Class B Common Stock is entitled to 10 votes per share, Mrs. Ergen may be deemed to beneficially own equity securities of EchoStar representing approximately 81.4% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

(b)  See Items 7 through 10 of the cover pages to this Amendment No. 14 for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

Mr. Ergen has sole voting and dispositive power over 17,722,713 shares of Class A Common Stock and Class B Common Stock described in Item 5(a) above and shared voting and dispositive power over 25,711,757 shares of Class A Common Stock and Class B Common Stock described in Item 5(a) above.

Mrs. Ergen has sole voting power over 25,699,411 shares of Class A Common Stock and Class B Common Stock and sole dispositive power over 12,891,206 shares of Class A Common Stock and Class B Common Stock described in Item 5(a) above. Mrs. Ergen has shared voting power over 17,735,059 shares of Class A Common Stock and Class B Common Stock and shared dispositive power over 30,543,264 shares of Class A Common Stock and Class B Common Stock described in Item 5(a) above.

(c) The Reporting Persons have not effected any transactions in the Class A Common Stock of EchoStar in the last sixty days or since the most recent filing of Schedule 13D other than as described herein.

Neither Mr. Ergen nor Mrs. Ergen has effected any transactions in the Class A Common Stock of EchoStar in the last sixty days or since the most recent filing of Schedule 13D other than as described herein.
              (d) Not applicable.

              (e) As a result of the transaction described in Item 3, on July 19, 2018, Centennial and the 2010 Family Trust ceased to be the beneficial owner of more than five percent (5%) of the outstanding equity securities of EchoStar.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Except as disclosed below and elsewhere in this Schedule 13D/A, none of Mr. Gouger, Centennial, the 2015 GRAT, Mr. Ergen or Mrs. Ergen is party to any contracts, arrangements, understandings or relationships, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

The trust agreement for the 2015 GRAT contains an irrevocable provision that provides that the trustee will not dispose of any shares of EchoStar held by the 2015 GRAT, unless a Change of Control Event occurs.  If a Change of Control Event occurs, the trustee of the 2015 GRAT will have sole discretion with respect to the disposition of any shares of EchoStar held by the 2015 GRAT.

A “Change of Control Event” will occur if (i) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total Equity Interests of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (ii) a majority of the members of the Board of Directors of EchoStar are no longer Continuing Directors; and (iii) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total voting power of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (iv) Charles W. Ergen sells Equity Interests of EchoStar such that he owns beneficially less than 50% of the total Equity Interests that he owned beneficially immediately following the grant of shares to the 2015 GRAT.

For purposes of the definition of “Change of Control Event”:

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of EchoStar who:  (a) was a member of such Board of Directors on the date on which the applicable grantor retained annuity trust was established; or (b) was nominated for election or elected to such Board of Directors either (x) with the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (y) by Charles W. Ergen and his Related Parties.

“Equity Interest” means any capital stock of EchoStar and all warrants, options or other rights to acquire capital stock of EchoStar (but excluding any debt security that is convertible into, or exchangeable for, capital stock of EchoStar).

“Related Party” means, (a) Charles W. Ergen’s spouse and each of his immediate family members; (b) each trust, corporation, partnership or other entity of which Charles W. Ergen beneficially holds an eighty percent (80%) or more controlling interest or that was created for estate planning purposes including without limitation the grantor retained annuity trusts; and (c) the personal representatives, administrators, executor, guardians, or any person(s) or entit(ies) to which Charles W. Ergen’s shares of EchoStar are transferred as a result of a transfer by will or the applicable laws of descent and distribution.

Item 7. Material to be Filed as Exhibits

Exhibit A: Agreement of Joint Filing

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM R. GOUGER
Dated: July 20, 2018	/s/ William R. Gouger
CENTENNIAL FIDUCIARY MANAGEMENT LLC
Dated: July 20, 2018	/s/ William R. Gouger
William R. Gouger, Director ERGEN 2010 FAMILY WYOMING TRUST
Dated: July 20, 2018	/s/ William R. Gouger
Centennial Fiduciary Management LLC, Trustee William R. Gouger, Director ERGEN THREE -YEAR 2015 SATS GRAT
Dated: July 20, 2018	/s/ William R. Gouger
William R. Gouger, Trustee

Attention: Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A: Agreement of Joint Filing

EXHIBIT A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D/A to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

WILLIAM R. GOUGER
Dated: July 20, 2018	/s/ William R. Gouger
CENTENNIAL FIDUCIARY MANAGEMENT LLC
Dated: July 20, 2018	/s/ William R. Gouger
William R. Gouger, Director ERGEN 2010 FAMILY WYOMING TRUST
Dated: July 20, 2018	/s/ William R. Gouger
Centennial Fiduciary Management LLC, Trustee William R. Gouger, Director ERGEN THREE -YEAR 2015 SATS GRAT
Dated: July 20, 2018	/s/ William R. Gouger
William R. Gouger, Trustee